BLACK MOUNTAIN MINERALS INC.
56 Temperance Street, 4th Floor, Toronto, Ontario, M5H 3V5.
Tel: (416) 361-0737
Fax: (416) 361-0923

April 15, 2003



Office of International Corporate Finance
Securities & Exchange Commission
Room 3094 (3-6)
450-5th Street N.W.
Washington, D.C. 20549

Attention: Office of Applications & Report Services

Dear Sirs:

Re: Exemption No. 82-2218

Please find enclosed a copy of the unaudited Interim Financial Statements for the three months ended February 28th, 2003 for your public files.

If you have any questions regarding the above, please do not hesitate to contact the undersigned.

Yours truly,

BLACK MOUNTAIN MINERALS INC.

Per: George A. Duguay

GAD/cd

Encl.

BLACK MOUNTAIN MINERALS INC.

STATEMENTS OF OPERATIONS AND DEFICIT

(PREPARED BY MANAGEMENT - UNAUDITED)

	Three Months Ended February 28,	
	2003	2002
Expenses		
Accounting and corporate services	$ 2,430	$ 2,430
Shareholder relations	1,113	1,240
Management fees	6,000	6,000
Miscellaneous	228	131
	9,771	9,801
Less:		
Interest income	(384)	(565)
Net loss for the period	(9,387)	(9,236)
DEFICIT, beginning of period	(861,467)	(805,867)
DEFICIT, end of period	$ (870,854)	$ (815,103)
Loss per share (Note 4)	$ 0.00	$ 0.00
Weighted average number of common shares outstanding	5,753,957	5,753,957

STATEMENTS OF CASH FLOWS

	2003	2002
Net loss for the period	$ (9,387)	$ (9,236)
Changes in non-cash operating working capital:		
Accounts receivable	3,951	4,578
Accounts payable	(980)	21
	2,971	4,599
Change in cash	(6,416)	(4,637)
Cash, beginning of period	198,010	249,372
Cash, end of period	$ 191,594	$ 244,735
Represented by:		
Cash	$ 4,177	$ 13,991
Short term investments	187,417	230,744
Total	$ 191,594	$ 244,735

BLACK MOUNTAIN MINERALS INC.

NOTES TO FINANCIAL STATEMENTS (PREPARED BY MANAGEMENT)

THREE MONTHS ENDED FEBRUARY 28, 2003

(UNAUDITED)

1. ACCOUNTING POLICIES

The management of Black Mountain Minerals Inc. (the "Company") have prepared these unaudited financial statements for the three months ended February 28, 2003, in accordance with generally accepted accounting principles in Canada. These financial statements follow the same methods and policies used in the audited November 30, 2002 financial statements.

The disclosures in these interim financial statements do not conform in all respects to Canadian generally accepted accounting principles for annual financial statements.

In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. Operating results for the three months ended February 28, 2003 are not indicative of the results that may expected for the full year ending November 30, 2003.

2. INCOME TAXES

As of February 28, 2003, the Corporation's income tax expense was nil. No benefit has been recognized in these financial statements.

The future income tax assets or liabilities that may result from differences in tax values and accounting values have been offset by a valuation allowance. The valuation allowance will be reversed when it is more likely than not that the future tax assets or liabilities will be realized.

3. RELATED PARTY TRANSACTIONS

During the period ended February 28, 2003, Harper Financial Corp. (Harper) was paid the sum of $6,000 as management fees.

A major shareholder of the Company owns Harper.

4. LOSS PER SHARE

The loss per share figures are calculated using the weighted monthly average number of common shares outstanding during the period.

5. SEGMENTED INFORMATION

The Company has no reporting operating segments. Amounts disclosed in these financial statements for assets and liabilities, revenue, and loss for the period relate to administrative activities only.

SUPPLEMENT TO FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED FEBRUARY 28, 2003

As of March 10, 2003, 5,753,957 common shares were outstanding.

BLACK MOUNTAIN MINERALS INC.

BALANCE SHEETS (PREPARED BY MANAGEMENT)

	February 28, 2003 (Unaudited)	November 30, 2002 (Audited)
Assets		
Current		
Cash and short term investments	$ 191,594	$ 198,010
Accounts receivable	680	4,631
	192,274	202,641
Oil and gas interests	1	1
Mining claims and deferred exploration expenditures	1	1
	$ 192,276	$ 202,643
Liabilities		
Current		
Accounts payable	$ 3,762	$ 4,742
Shareholders' Equity		
Capital Stock		
Authorized		
Unlimited common shares		
Unlimited preferred shares		
Issued		
5,753,957 common shares	1,059,368	1,059,368
Deficit	(870,854)	(861,467)
	188,514	197,901
	$ 192,276	$ 202,643

Responsibility for Financial Statements

The accompanying financial statements for Black Mountain Minerals Inc. have been prepared by management in accordance with Canadian generally accepted accounting principles consistently applied. The most significant of these accounting principles have been set out in the November 30, 2002 audited financial statements. Only changes in accounting policies have been disclosed in these financial statements. These statements are presented on the accrual basis of accounting. Accordingly, a precise determination of many assets and liabilities is dependant upon future events. Therefore, estimates and approximations have been made using careful judgement. Recognizing that the Company is responsible for both the integrity and objectivity of the financial statements, management is satisfied that these financial statements have been fairly presented.